UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 19, 2020

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Announcement on the Board resolution of convening the Annual General Meeting of 2020

1.	Date of the board of directors resolution: 2020/03/18

2.	Date for convening the shareholders' meeting: 2020/06/29

3.	Location for convening the shareholders' meeting:

Grand Victoria Hotel (1F, Grand Ballroom C)

168, Jingye 4th Road, Zhongshan District, Taipei

4.	Cause or subjects for convening the meeting

(1)	Report Items:
i.	Business performance report of 2019.
ii.	Audit Committee’s report on review and approval of 2019 Business performance report and financial statements of the Company.
iii.	Amendment to the Procedures Governing Board of Directors Meeting.
iv.	Amendment to the Ethical Corporate Management Principles.
v.	Report on excess loan to others limitation of the subsidiary, ASLAN Pharmaceuticals Pte. Ltd. due to the negative net worth.

(2)	Ratification Items:
i.	Business report and financial statements of 2019.
ii.	Deficit compensation for 2019.

(3)	Discussion Items:
i.	Amendments to the Company’s seventh Amended and Restated Memorandum and Articles of Association.
ii.	Amendments to the Rules and Procedures of Shareholders' Meetings.

(4)	Elections: None.

(5)	Other Proposals: None.

(6)	Extemporary Motions: None.

5.	Book closure starting date: 2020/05/01

6.	Book closure ending date: 2020/06/29

7.	Any other matters that need to be specified:
i.

The voting rights at this AGM may be exercised by means of electronic transmission, the exercise period starts from 30 May 2020 through 26 June 2020. Shareholders should access the designated platform of electronic voting for instructions (link to: https://www.stockvote.com.tw).

ii.

The period for shareholders to submit proposals is from 27 April 2020 through 7 May 2020 in accordance with Article 172-1 of the Company Act. Please send proposals to ASLAN Pharmaceuticals at 37F., No. 100, Songren Rd., Xinyi Dist., Taipei City 110, Taiwan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: March 19, 2020